Exhibit 99.1

Grab Announces Updates To Its Board of Directors

NEW YORK, April 1, 2024 – Grab Holdings Limited (NASDAQ: GRAB, the “Company” or “Grab”), today announced updates to its Board of Directors. With immediate effect from April 1, 2024, Daniel Yun (Chief Executive Officer of KakaoBank) and David Loh (Executive Director and Joint Chairman of Centurion Corporation) will be appointed to Grab’s Board of Directors, and Oliver Jay will retire from the Board.

With this change, Grab has expanded its Board of Directors to seven from six members. Grab’s Board of Directors now comprises five independent directors and two executive directors.

The Board has appointed Mr. Yun to serve on the Audit Committee, and Mr. Loh to serve as a member of the Nominating Committee and as the Chairperson and a member of the Compensation Committee.

Daniel Yun has served as the Chief Executive Officer of KakaoBank, South Korea’s leading digital banking institution, since April 2016. Prior to that, Mr. Yun was the head of Kakao Mobile Bank Task Force Team from January 2015 to March 2016 and the head of management support division at Daum, a South Korean web portal, from January 2010 to December 2014. Mr. Yun obtained a Bachelor of Business Administration from Hanyang University in 1997.

David Loh has been a Principal and Director of Centurion Global Ltd, a controlling shareholder of Centurion Corporation Ltd (SGX Stock Code: OU8), since April 2008. He serves as Joint Chairman of the Board of Centurion Corporation Ltd, and also Chairman of the Executive Committee of the company. He previously worked at UOB Kay Hian Pte Ltd (formerly known as Kay Hian Pte Ltd) where his last position was Director (Business Development Consultant) from July 2009 to March 2010. From July 1999 to October 2001, Mr. Loh served as a Managing Director (Management) at UOB Kay Hian (Hong Kong) Ltd (formerly known as Kay Hian Overseas Securities Ltd). Mr. Loh obtained a Bachelor of Science from the University of Oregon in 1988.

About Grab

Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. Serving over 700 cities in eight Southeast Asian countries – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam – Grab enables millions of people everyday to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone. Grab strives to serve a triple bottom line – we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.